NetScout Systems, Inc.

310 Littleton Road

Westford, MA 01886-4105

April 7, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Room 4561

Washington, D.C. 20549

Attn.:	Mr. Brad Skinner, Accounting Branch Chief, Division of Corporate Finance
Ms. Christine Davis, Staff Accountant, Division of Corporate Finance

Re: NetScout Systems, Inc.

Dear Mr. Skinner:

NetScout Systems, Inc. ("NetScout" or the "Company") is providing the following response to your letter dated March 16, 2006 regarding the Securities and Exchange Commission's (“SEC”) review of NetScout’s Form 10-K for the fiscal year ended March 31, 2005; Form 10-Q for the fiscal quarter ended December 31, 2005; and Form 8-K filed January 25, 2006.

We address each comment from the SEC in turn.

SEC Comment:

Form 10-K for the Fiscal Year Ended March 31, 2005

Notes to Consolidated Financial Statements

Note 12. Income Taxes

1.

We note that you do not have any valuation allowance recorded against your deferred tax assets. Please explain your basis for concluding that a valuation allowance was not necessary during the periods presented. Describe the nature of the positive and negative evidence you considered and explain how that evidence was weighted. As part of your response, explain the consideration that was given to cumulative losses that appear to have existed in each of the years presented and

United States Securities and Exchange Commission

Division of Corporate Finance

the recent volatility in your earnings. Refer to SFAS 109, paragraphs 20 through 25 and 103.

Company Response:

During each of fiscal 2005 and 2004, we determined that valuation allowances were not necessary to be recorded against the Company's deferred tax assets based on our best estimates of future results, which reflected the weight of objective evidence and subjective judgments. As part of that evaluation, we recognized that FAS 109:

•	Indicates that it is difficult to avoid a valuation allowance when there is negative evidence such as cumulative losses in recent years or losses expected in early future years (paragraph 23);

•	Requires that the weight given to the potential effect of negative and positive evidence "be commensurate with the extent to which it can be objectively verified" (paragraph 25); and

•

Indicates that a "cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome" thereby requiring "positive evidence of sufficient quality and quantity" to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed (paragraph 103).

Deferred Tax Assets

As a means of fully evaluating the Company’s deferred tax assets and due to the varying nature of such the Company divided its analysis into Foreign Deferred Tax Assets and U.S. Deferred Tax Assets.

Foreign Deferred Tax Assets

The Company recorded foreign deferred tax assets of $57,657 and $43,955 as of March 31, 2005, and 2004, respectively. The Company's foreign subsidiaries recorded pre-tax income, adjusted for permanent differences in each of its foreign subsidiaries, which totaled $675,000, $684,000, $482,000, $322,000, and $367,000 in the fiscal years ended March 31, 2005, 2004, 2003, 2002 and 2001. Based on this objective positive evidence, we concluded in each reporting period included in the Company's Form 10-K filed for fiscal 2005 that the foreign deferred tax assets would "more likely than not" be realized against future taxable income. On top of the weight of such objective evidence, the Company also had forecasted, during each of the applicable reporting periods that these foreign subsidiaries would continue to generate pre-tax income for the foreseeable future based upon assessments of business conditions and existing inter-company agreements with the parent company. Therefore, based on such objective evidence and subjective

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Division of Corporate Finance

judgments we concluded that no valuation allowance was required with respect to our Foreign Deferred Tax Assets.

U.S. Deferred Tax Assets

The Company recorded U.S. deferred tax assets as of March 31, 2005 and 2004 ($000s) as follows:

	FY'05	FY'04

NOL carryforward acquired	$2,993	$5,010
NOL carryforward	685	707
Tax credit carryforwards	1,237	1,041
Accrued expenses	2,002	1,212
Deferred revenue	2,147	1,464
Reserves	290	395
Depreciation	623	515
Other	76	66
Intangible assets	(111)	(365)
	$9,942	$10,045

The Company generated the following U.S. pre-tax income (loss) adjusted for permanent differences for the fiscal years ended March 31, 2005, 2004, 2003, 2002 and 2001 ($000s):

FY'05	FY'04	FY'03	FY'02	FY'01

$3,356	($1,138)	($2,426)	$219	$20,376

Accordingly, U.S. pre-tax income (loss) adjusted for estimated permanent differences relating primarily to non-deductible meals and entertainment expenses for the three-year cumulative periods (which included then current fiscal year and one preceding fiscal year) as of March 31, 2005, 2004 and 2003 were ($207,000) and ($3,345,000) and $18,169,000, respectively.

Analysis for Each Fiscal Year

Fiscal 2004 Analysis

During fiscal 2004, the U.S entity pre-tax results consistently improved on a quarterly basis as planned until the fourth quarter. More specifically, the U.S. entity generated pre-tax income (loss) adjusted for the effect of estimated annual permanent differences of ($919,000) in first quarter, $15,000 in second quarter, $461,000 in third quarter and ($695,000) in fourth quarter. Previously, as part of our fiscal 2003 analysis, we

United States Securities and Exchange Commission

Division of Corporate Finance

recognized the possibility that the U.S. entity would generate a pre-tax loss for the three-year cumulative period ended March 31, 2004. Even though we did not believe the U.S. entity's financial performance for fiscal 2004 was materially different than that previous expectation, the entity's financial performance during the fourth quarter of fiscal 2004 caused us to revaluate our assessment concerning the realization of the U.S. deferred tax assets as of March 31, 2004.

We determined the U.S. entity's financial performance in the fourth quarter reflected delayed market acceptance of several key products and stronger than expected seasonal effects of corporate spending constraints for our products. We continued to believe strongly the U.S. entity would continue to generate higher levels of pre-tax income throughout fiscal 2005, building on its success in fiscal 2004. We also considered the following additional positive evidence.

•

The Company's market capitalization exceeded its stockholders' equity by approximately 2 times, or $121 million, throughout the year, a fact that generally supported the existence of sufficient unrealized (and unrecognized) appreciation in the entity's net assets.

•	The U.S. entity's pre-tax loss significantly declined from ($2.4) million in fiscal 2003 to ($1.1) million in fiscal 2004.

•

The U.S. NOL and tax credit carryforwards would not begin to expire until fiscal 2012. The Company’s financial projections for fiscal 2004 forward included sufficient pre-tax earnings to fully utilize the existing U.S. NOL and tax credit carryforwards before they begin to expire in 2012.

•	Service revenue growth of 16% offset expected decline in software license and royalty revenue, while product revenue remained stable at the fiscal 2003 level.

•	Total gross margins strengthened to 76% of total revenue from 73% in fiscal years 2001 and 2002.

•

The Company’s history of generating strong earnings from fiscal year 1995 to fiscal year 2001 occurred with the same or similar management team, products, services, technology, business plan and direct sales force still currently in place.

•	Total operating expenses were reduced, while important research and development and sales and marketing initiatives were maintained.

•	We forecasted $5.1 million of U.S. pre-tax income adjusted for permanent differences for fiscal 2005.

United States Securities and Exchange Commission

Division of Corporate Finance

Therefore, after considering all such positive evidence in the aggregate, the Company determined that such positive evidence was of sufficient quality and quantity to outweigh the negative evidence presented by the cumulative losses for the three-year period ending on March 31, 2004.

Fiscal 2005 Analysis

During the interim periods of fiscal 2005, the U.S. entity returned to profitability, as planned for that current fiscal year. More specifically, the U.S. entity generated pre-tax income (loss) adjusted for the effect of estimated annual permanent differences of $394,000 in first quarter, $846,000 in second quarter, $1,306,000 in third quarter, and $810,000 in fourth quarter. In our year-end analysis we also considered the following additional positive evidence:

•	Growth in product revenue of 24% and service revenue of 13%.

•	Total gross margins remained strong at 76% of total revenue.

•	The Company’s market capitalization continued to exceed stockholders’ equity. At March 31, 2005 market capitalization exceeded stockholders’ equity by approximately $19,000,000.

•	The U.S. NOL and tax credit carryforwards would not begin to expire until fiscal 2012.

•	Total operating expenses increased, as planned, by 11% to further invest in various research and development and sales and marketing initiatives.

•	We forecasted approximately $9.0 million of U.S. taxable income adjusted for permanent differences in fiscal 2006.

Finally, in retrospect, our U.S. entity's financial performance in fiscal 2005 and each of the three interim periods of fiscal 2006 validated our judgments that U.S. deferred tax assets would "more likely than not" be realized in the future. During the interim periods of fiscal 2006, the U.S. entity maintained strong profitability generating pre-tax income adjusted for estimated annual permanent differences of $934,000 in first quarter, $2,219,000 in second quarter, $2,861,000 in third quarter with $2,859,000 forecasted for the fourth quarter. Based upon these results, the Company currently anticipates that all but $1,000,000 of the U.S. NOL carryforward will be utilized by the end of fiscal 2006.

Therefore, after considering all such positive evidence in the aggregate, the Company determined that such positive evidence was of sufficient quality and quantity to outweigh

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Division of Corporate Finance

the negative evidence presented by the cumulative losses for the three-year period ending on March 31, 2005.

SEC Comment:

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Items 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

2.

We note that on page 29 and page 33 you disclose adjusted annual effective tax rate which excludes the effect of a “discrete income tax benefit.” This appears to be a non-GAAP measure. Please tell us how you have considered the requirements of Item 10(e)(1) of Regulation S-K.

Company Response:

At the time of the preparation and filing of the Form 10-Q for the Fiscal Quarter Ended December 31, 2005, the Company had believed that the adjusted effective tax rate was not a non-GAAP financial measure and provided the disclosure because it believed investors would find disclosure of the effective tax rate, as adjusted by a discrete income tax benefit, helpful because it would give investors a better indication of expected approximate future tax rates. However, after reviewing Comment 2 and the applicable SEC guidance, the Company agrees that the adjusted effective tax rate appears to be a non-GAAP financial measure.

The Company has reviewed its existing disclosure in light of the requirements of Item 10(e)(1) of Regulation S-K. The disclosure does give greater prominence to the annual effective tax rate, which is calculated in accordance with GAAP. The disclosure also provides a narrative reconciliation of the annual effective tax rate and the adjusted annual effective tax rate amounts. While the disclosure does not address the matters contemplated by Item 10(e)(1)(i)(C) and 10(e)(1)(i)(D), the Company has determined that it will no longer discuss the adjusted annual effective tax rate in future filings. On a prospective basis, the Company will only discuss the “annual effective tax rate” in Management’s Discussion and Analysis of Financial Condition and Results of Operations and any material GAAP items included in such calculation.

Accordingly, the Company respectfully requests that the Company not be required to amend the referenced Form 10-Q filing. The Company understands that the use of any non-GAAP financial measure in any future filing with the SEC will require compliance with all the provisions of Item 10(e)(1).

United States Securities and Exchange Commission

Division of Corporate Finance

SEC Comment:

Form 8-K Filed January 25, 2006

3.

We note that you disclose non-GAAP net income and earnings per share and it appears that your presentation lacks any information that addresses the various disclosures required by Item 10(e)(1)(i)(C) and (D) and Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. For example, the disclosure does not explain the economic substance behind management’s decision to use the measures, why you believe the measures provide investors with useful information, or why it is helpful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which management compensates for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Explain to us why you believe your presentation complies with Item 100(b) of Regulation G, Item 10(e)(1)(i) and Question 8 of the FAQ. Alternatively, revise your presentation to comply with the relevant guidance.

Company Response:

In connection with the Company’s Current Report on Form 8-K, filed January 25, 2006, the Company considered the applicable rules addressing disclosures of non-GAAP financial measures and determined that it had explained the purpose for which such non-GAAP measure was used by management and believed that such language implicitly stated the reason why it was an important disclosure to investors. In connection with the SEC’s comment, we have reviewed the guidance referred to by the SEC in its comment and understand the level of specific disclosure requested by the SEC.

The Company plans to refrain from utilizing non-GAAP financial measures in connection with its future quarterly press releases regarding the Company’s earnings and financial performance. However, in the event the Company in the future has any reason to disclose non-GAAP financial measures, it will ensure that its disclosure complies with Item 100(b) of Regulation G, Item 10(e)(1)(i) and Question 8 of the related FAQ’s.

Given the Company’s intent to refrain from the use of non-GAAP financial measures in its future earnings releases, the Company respectfully requests that that the Company not be required to amend the referenced Form 8-K filing and that the Company be allowed to address the SEC’s comment in future disclosures.

United States Securities and Exchange Commission

Division of Corporate Finance

SEC Comment:

4.

We note your reference to “adjusted” income from operations and net income and net profit on “an adjusted basis.” This information should be referred to as “non-GAAP” rather than as “adjusted” throughout your disclosures. Please revise your Form 8-K to clearly indicate the measures are of non-GAAP nature.

Company Response:

The Company believes that the use of the terms “adjusted” income from operations and net income and net profit on “an adjusted basis” are terms that are well understood by investors to mean that such terms are non-GAAP financial measures. However, in the event the Company reports any non-GAAP financial measure in a future press release or filing with the SEC, the Company will use the term “non-GAAP” rather than “adjusted” or “on an adjusted basis.” The Company respectfully requests that the Company not be required to amend the Form 8-K filing and that the Company be allowed to address the SEC’s comment in future disclosures.

*****

The Company acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporate Finance

If you have any questions, please contact David Sommers, Chief Financial Officer.

Respectfully,

/s/ David P. Sommers

David P. Sommers

Senior Vice President & Chief Financial Officer

978-614-4202